VIA EDGAR

January 20, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Aamira Chaudhry & Theresa Brillant

Office of Trade & Services

RE:O’Reilly Automotive, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 26, 2021

File No. 0-21318

Dear Mses. Chaudhry and Brillant:

We are writing in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 21, 2021, to Mr. Gregory D. Johnson, Chief Executive Officer and Co-President of O’Reilly Automotive, Inc. (the “Company”), containing comments with respect to the Company’s above referenced filing.  For convenience, we have included our responses below, preceded by the exact text of the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 26

1.	Please tell us your consideration of reporting revenue by product and services, or groups of similar products and services, such as undercar hard parts and appearance and accessories, pursuant to ASC 280-10-50-40.

RIGHT PART, RIGHT PRICE GUARANTEE!

Aamira Chaudhry / Theresa Brillant

Office of Trade & Services

Securities and Exchange Commission

January 19, 2021

Response:

The Company respectfully advises the Staff that it considers the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ACS”) Topic 280-10-50-40, Information about Products and Services (“ASC 280”) when drafting revenue disclosures.  ASC 280 states a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.  The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements.  If providing the information is impracticable, that fact shall be disclosed.

As disclosed on page 26 of the Company’s Form 10-K for the fiscal year ended December 31, 2020, under Item 7:

We are a specialty retailer of automotive aftermarket parts, tools, supplies, equipment and accessories in the United States and Mexico.  We are one of the largest U.S. automotive aftermarket specialty retailers, selling our products to both do-it-yourself (“DIY”) customers and professional service providers – our “dual market strategy.”  Our stores carry an extensive product line consisting of new and remanufactured automotive hard parts, maintenance items, accessories, a complete line of auto body paint and related materials, automotive tools and professional service provider service equipment.

Our extensive product line includes an assortment of products that are differentiated by quality and price for most of the product lines we offer.  For many of our product offerings, this quality differentiation reflects “good,” “better,” and “best” alternatives.  Our sales and total gross profit dollars are highest for the “best” quality category of products.  Consumers’ willingness to select products at a higher point on the value spectrum is a driver of sales and profitability in our industry.  We have ongoing initiatives focused on marketing and training to educate customers on the advantages of ongoing vehicle maintenance, as well as “purchasing up” on the value spectrum.

ASC 280 does not define “similar” products and services.  Therefore, the Company believes that determination of whether two or more products and services are similar and can be combined for purposes of the entity-wide disclosures will depend on the facts and circumstances of the particular entity.

The Company is a specialty retailer in the automotive aftermarket and does not sell a broad range of essentially different products.  Product sales are the only material source of revenue for the Company and the products sold by the Company all have similar economic characteristics.  The products sold are all, in nature, vehicle application components with similar purposes and end uses.  The Company does not generate summarized financial results for any specific product category.  The Company does not produce or manufacture the products it sells; however, the process of sourcing its products from its various suppliers does occur in a similar manner.  Although the Company has two primary types of customers, DIY and professional service providers, all products are available for sale to all of the Company’s customers and are distributed in a similar manner through the Company’s comprehensive

Aamira Chaudhry / Theresa Brillant

Office of Trade & Services

Securities and Exchange Commission

January 19, 2021

and interconnected distribution and store network.  While the Company’s extensive product line offerings are used by its customers in a variety of vehicle specific applications, the Company believes all of these applications constitute a group of similar automotive aftermarket products.

Based upon the above considerations regarding revenues for each product or service or each group of similar products or services, the Company has concluded that its disclosure of comprehensive automotive aftermarket products constitutes a group of similar products, and therefore, the Company believes it complies with the provisions of ASC 280 within its previously filed disclosures.

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Litigation accruals, page 53

2.	It appears based on your disclosure that you only accrue for litigation losses that are material. Please tell us and revise your disclosure to clarify that your litigation accrual policy is in accordance with ASC 450-20-25-2.

Response:

The Company respectfully advises the Staff that it performs an analysis under the provisions of the FASB ASC Topic 450-20, Loss Contingencies (“ASC 450-20”) for all matters.  ASC 450-20 requires an estimated loss from a loss contingency to be accrued as a charge to income if both of the following conditions are met: (a) information as of the date of the financial statements indicates that it is probable (i.e., the future event is likely to occur) that one or more future events will occur confirming the fact that a liability had been incurred, and (b) the amount of the loss can be reasonably estimated.  If the reasonable estimate of the loss is a range, then condition (b) is still deemed to be met.  If an amount within the range appears at the time to be a better estimate of the loss than any other amount within the range, such amount shall be accrued.  However, if no amount within the range is a better estimate than any other amount, the lowest amount in the range shall be accrued.  In accordance with the above analysis, the Company accrues estimated losses as charges to income when the criteria in ASC 450-20-25-2 are met.

On the other hand, disclosure of the contingency, but no accrual, is required if there is at least a reasonable possibility that a loss or an additional loss will occur and either of the following conditions exist: (a) an accrual is not made for a loss contingency because the conditions described above are not met or (b) an exposure to the loss potentially exists in excess of the amount accrued.  If disclosure is required under either of these conditions, the Company discloses the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made.

While the Company has consistently followed the guidance of ASC 450-20-25-2, in future filings the Company will revise its disclosure to clarify that its litigation accrual policy is in accordance with ASC 450-20-25-2.

Aamira Chaudhry / Theresa Brillant

Office of Trade & Services

Securities and Exchange Commission

January 19, 2021

The proposed revised disclosure is updated as follows:

Litigation accruals:

O’Reilly is currently involved in litigation incidental to the ordinary conduct of the Company’s business.  Based on existing facts and historical patterns, the Company accrues for litigation losses in instances where an adverse outcome is probable and the Company is able to reasonably estimate the probable loss in accordance with ASC 450-20.  The Company also accrues for an estimate of legal costs to be incurred for litigation matters.  Although the Company cannot ascertain the amount of liability that it may incur from legal matters, it does not currently believe that, in the aggregate, these matters, taking into account applicable insurance and accruals, will have a material adverse effect on its consolidated financial position, results of operations or cash flows in a particular quarter or annual period.

We believe that the foregoing is fully responsive to the comment letter.  Please direct any further questions or comments to the undersigned.

Very truly yours,

O’REILLY AUTOMOTIVE, INC.

By:	/s/ Thomas McFall

Thomas McFall
Executive Vice President and Chief Financial Officer
Direct Line: (417) 874-7162
Email: tmcfall@oreillyauto.com

Aamira Chaudhry / Theresa Brillant

Office of Trade & Services

Securities and Exchange Commission

January 19, 2021